UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Alloy, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

019855303
(CUSIP Number)

Jeffrey Jacobowitz
Simcoe Partners, L.P.
110 East 42nd Street, Suite 1100
New York, New York 10017
(646) 442-6705
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 019855303

1	NAME OF REPORTING PERSON SIMCOE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 202,250
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 202,250
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 019855303

1	NAME OF REPORTING PERSON SIMCOE OPPORTUNITY PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 420,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 420,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 420,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 019855303

1	NAME OF REPORTING PERSON SIMCOE SERVICE COMPANY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,7501
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 27,7501
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,7501
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

1 Shares held in a managed account over which Simcoe Service Company, LLC has voting and dispositive power.

CUSIP NO. 019855303

1	NAME OF REPORTING PERSON SIMCOE MANAGEMENT COMPANY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 622,250
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 622,250
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 622,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 019855303

1	NAME OF REPORTING PERSON JEFFREY JACOBOWITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 650,0001
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 650,0001
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 650,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

1 Includes 27,750 Shares held in a managed account over which Simcoe Service Company, LLC has voting and dispositive power.

CUSIP NO. 019855303

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 4.	Purpose of Transaction

On April 15, 2010, the Reporting Persons (“the “Simcoe Group”) and the Issuer entered into an agreement (the “Agreement”), a copy of which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.  Pursuant to the Agreement, the Issuer agreed that, as soon as reasonably practicable, but in any event within five business days, the Board shall (i)  adopt a resolution increasing the size of the Board by one director, to a total of nine directors, if required to meet the Issuer’s obligations pursuant to the Agreement, (ii) elect Jeffrey Jacobowitz as a director of the Issuer to serve as a member of the class of directors scheduled to be next elected at the 2012 Annual Meeting of Stockholders and (iii) adopt a resolution appointing Mr. Jacobowitz to serve as a member of the Audit Committee.

The Issuer further agreed that the Corporate Governance and Nominating Committee will notify Mr. Jacobowitz, at least 15 days prior to the first date upon which a notice to the Secretary of the Issuer of nominations of persons for election to the Board or the proposal of business at the 2012 Annual Meeting of Stockholders would be considered timely under the bylaws of the Issuer,  whether it has resolved to recommend Mr. Jacobowitz for re-election to the Board at the 2012 Annual Meeting of Stockholders.

Pursuant to the Agreement, each member of the Simcoe Group agreed that it shall cause all shares of Common Stock owned of record and shall instruct the record owner, in case of all shares of Common Stock beneficially owned but not of record by it and their respective Affiliates, as of the record date for the 2010 Annual Meeting of Stockholders or the 2011 Annual Meeting of Stockholders, as the case may be, to be present for quorum purposes and to be voted, and shall cause all shares of Common Stock held by their respective Associates to be present for quorum purposes and to be voted, in favor of all directors nominated by the Board for election at the Issuer’s 2010 and 2011 Annual Meetings of Stockholders.

In addition, the Simcoe Group agreed not to take certain actions for a period beginning on the date of the Agreement and ending upon the earlier to occur of (i) the date on which the Corporate Governance and Nominating Committee notifies Mr. Jacobowitz that it has not resolved to nominate Mr. Jacobowitz for election to the Board at the 2012 Annual Meeting of Stockholders, (ii) the date of the 2012 Annual Meeting of Stockholders and (iii) such date, if any, as the Issuer has materially breached any of its commitments or obligations set forth in Sections 1, 4(a), 4(b) and 4(g) of the Agreement (such period the “Standstill Period”).

Specifically, during the Standstill Period, the Simcoe Group agreed not to (i) submit any stockholder proposal, or any notice of nomination or other business for consideration, or nominate any candidate for election to the Board, other than as expressly permitted by the Agreement, (ii) form, join in or in any other way participate in a “partnership, limited partnership, syndicate or other group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the Common Stock or deposit any shares of Common Stock in a voting trust or similar arrangement or subject any shares of Common Stock to any voting agreement or pooling arrangement, other than solely with other members of the Simcoe Group or one or more affiliates of a member of the Simcoe Group with respect to the Common Stock currently owned by the Simcoe Group or to the extent such a group may be deemed to result with the Issuer or any of its Affiliates as a result of this Agreement, (iii) solicit proxies or written consents of stockholders, or otherwise conduct any nonbinding referendum with respect to Common Stock, or make, or in any way participate in, any “solicitation” of any “proxy” within the meaning of Rule 14a-1 promulgated by the SEC under the Exchange Act to vote, or advise, encourage or influence any person with respect to voting, any shares of Common Stock with respect to any matter, or become a “participant” in any contested “solicitation” for the election of directors with respect to the Issuer, (iv) seek, in any capacity other than as a member of the Board, to call, or to request the call of, a special meeting of the stockholders of the Issuer, or seek to make, or make, a stockholder proposal at any meeting of the stockholders of the Issuer or make a request for a list of the Issuer’s stockholders (or otherwise induce, encourage or assist any other person to initiate or pursue such a proposal or request) or otherwise acting alone, or in concert with others, seek to control or influence the governance or policies of the Issuer, except as expressly permitted by the Agreement, (v) effect or seek to effect, in any capacity other than as a member of the Board, offer or propose (whether publicly or otherwise) to effect, or cause or participate in, or in any way assist or facilitate any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or cause or participate in (a) any acquisition of any material assets or businesses of the Issuer or any of its subsidiaries, (b) any tender offer or exchange offer, merger, acquisition or other business combination involving the Issuer or any of its subsidiaries, or (c) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer or any of its subsidiaries, (vi) publicly disclose, or cause or facilitate the public disclosure of, any intent, purpose, plan or proposal to obtain any waiver, or consent under, or any amendment of, any of the provisions of Section 4(d) or  Section 5 of the Agreement, or otherwise seek (in any manner that would require public disclosure by any of the members of the Simcoe Group or their Affiliates or Associates) to obtain any waiver, consent under, or amendment of, any provision of the Agreement, (vii) publicly disparage any member of the Board or management of the Issuer, (viii) enter into any arrangements, understandings or agreements (whether written or oral) with, or advise, finance, assist or encourage, any other person that engages, or offers or proposes to engage, in any of the foregoing, or (ix) take or cause or induce or assist others to take any action inconsistent with any of the foregoing.

CUSIP NO. 019855303

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 12,611,548 Shares outstanding as of March 31, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-K, filed with the Securities and Exchange Commission on April 12, 2010.

As of the close of business on April 15, 2010, Simcoe beneficially owned 202,250 Shares, representing approximately 1.6% of the Shares outstanding.

As of the close of business on April 15, 2010, Simcoe Opportunity beneficially owned 420,000 Shares, representing approximately 3.3% of the Shares outstanding.

As of the close of business on April 15, 2010, the Managed Account beneficially owned 27,750 Shares, representing less than 1% of the Shares outstanding.  Simcoe Service, as the manager of the Managed Account, may be deemed to beneficially own the 27,750 Shares beneficially owned by the Managed Account, representing less than 1% of the Shares outstanding.

Simcoe Management, as the general partner of each of Simcoe and Simcoe Opportunity, may be deemed to beneficially own the 622,250 Shares beneficially owned in the aggregate by Simcoe and Simcoe Opportunity, representing approximately 4.9% of the Shares outstanding.  Simcoe Management disclaims beneficial ownership of the Shares beneficially owned in the aggregate by Simcoe and Simcoe Opportunity, except to the extent of its pecuniary interest therein.

CUSIP NO. 019855303

Jeffrey Jacobowitz, as the manager of each of Simcoe Management and Simcoe Service, may be deemed to beneficially own the 650,000 Shares beneficially owned in the aggregate by Simcoe, Simcoe Opportunity and Simcoe Service, representing approximately 5.2% of the Shares outstanding.  Jeffrey Jacobowitz disclaims beneficial ownership of the Shares beneficially owned in the aggregate by Simcoe, Simcoe Opportunity and Simcoe Service, except to the extent of his pecuniary interest therein.

(b)           Each of Simcoe, Simcoe Management and Jeffrey Jacobowitz has sole voting and dispositive power over the Shares beneficially owned by Simcoe by virtue of each such entity and person’s relationship to the other as described in Item 2.  Each of Simcoe Opportunity, Simcoe Management and Jeffrey Jacobowitz has sole voting and dispositive power over the Shares beneficially owned by Simcoe Opportunity by virtue of each such entity and person’s relationship to the other as described in Item 2.  Each of Simcoe Service and Jeffrey Jacobowitz has sole voting and dispositive power over the Shares beneficially owned by the Managed Account by virtue of each such entity and person’s relationship to the Managed Account as described in Item 2.

(c)           There have not been any transactions by the Reporting Persons in securities of the Issuer since the filing of the Schedule 13D on February 4, 2010.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares, except for the client of Simcoe Service with respect to the Shares held in the Managed Account.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 15, 2010, the Reporting Persons and the Issuer entered into an Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

99.1
Agreement by and between Alloy, Inc., on the one hand, and each of Simcoe Partners, L.P., Simcoe Opportunity Partners, L.P., Simcoe Service Company, LLC, Simcoe Management Company, LLC and Jeffrey Jacobowitz on the other hand, dated April 15, 2010.

CUSIP NO. 019855303

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 2010

SIMCOE PARTNERS, L.P.

By:	Simcoe Management Company, LLC, its general partner

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Manager

SIMCOE OPPORTUNITY PARTNERS, L.P.

By:	Simcoe Management Company, LLC, its general partner

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Manager

SIMCOE SERVICE COMPANY, LLC

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Manager

SIMCOE MANAGEMENT COMPANY, LLC

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Manager

/s/ Jeffrey Jacobowitz
JEFFREY JACOBOWITZ